# AnJeDa Fitness, Inc.

## FINANCIAL STATEMENTS
## (UNAUDITED)

## For the Year Ended December 31, 2016 and the Period from November 3, 2015 (Inception) to December 31, 2015

# AnJeDa Fitness, Inc.
# Index to Financial Statements
# (Unaudited)



**LICHTER, YU AND ASSOCIATES, INC.**
**CERTIFIED PUBLIC ACCOUNTANTS**

**21031 VENTURA BLVD., SUITE 316**
**WOODLAND HILLS, CA 91364**
**T EL (818)789-0265 F AX (818) 789-3949**

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AnJeDa Fitness, Inc.

We have reviewed the accompanying financial statements of AnJeDa Fitness, Inc. (the "Company"), a Delaware corporation which comprise the balance sheets as of December 31, 2016 and December 31, 2015, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2016 and the period from November 3, 2015 (Inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Lichter, Yu + Associates

Woodland Hills, California
April 26, 2017

# AnJeDa Fitness, Inc.
## Balance Sheets
## December 31, 2016 and 2015
## (Unaudited)

|  | December 31, 2016 | December 31, 2015 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 16,597 | $ 86,000 |
| Inventory | 7,712 | - |
| Prepaid expenses | 230,000 | 35,000 |
| Other assets | 4,070 | - |
| **TOTAL CURRENT ASSETS** | 258,379 | 121,000 |
| NON-CURRENT ASSETS | | |
| Fixed assets, net | 4,353 | - |
| Intangible assets, net | 55,500 | - |
| Prepaid expenses | 221,667 | 20,000 |
| **TOTAL NON-CURRENT ASSETS** | 281,520 | 20,000 |
| **TOTAL ASSETS** | $ 539,899 | $ 141,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 8,029 | $ 1,824 |
| Accrued interest | 11,071 | - |
| Loans from stockholders | 105,974 | 3,758 |
| **TOTAL CURRENT LIABILITIES** | 125,074 | 5,582 |
| NON-CURRENT LIABILITIES | | |
| Convertible notes payable to stockholders | 143,500 | 101,000 |
| **TOTAL NON-CURRENT LIABILITIES** | 143,500 | 101,000 |
| **TOTAL LIABILITIES** | 268,574 | 106,582 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $.0001 par value, 7,500,000 shares authorized, 4,500,000 shares issued and outstanding | 450 | 450 |
| Additional paid-in capital | 685,000 | 40,000 |
| Subscriptions receivable | (450) | (450) |
| Accumulated deficit | (413,675) | (5,582) |
| **TOTAL STOCKHOLDERS' EQUITY** | 271,325 | 34,418 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 539,899 | $ 141,000 |

See accompanying independent accountants' review report and notes to the financial statements

**AnJeDa Fitness, Inc.**
**Statements of Operations**
**(Unaudited)**

| | For the Year Ended December 31, 2016 | November 3, 2015 (Inception) to December 31, 2015 |
|---|---|---|
| **Revenues** | $ 1,871 | $ - |
| **Cost of revenues** | 923 | - |
| **Gross profit (loss)** | 948 | - |
| **Operating expenses** | | |
| General and administrative | 305,796 | 5,582 |
| Marketing | 15,585 | - |
| Rent | 2,925 | - |
| Depreciation expense | 159 | - |
| Professional expenses | 24,655 | - |
| | 349,120 | 5,582 |
| **Loss from operations** | (348,172) | (5,582) |
| **Other Income (Expense)** | | |
| Interest income | 9 | - |
| Interest expense | (11,441) | - |
| **Total other expenses** | (11,432) | - |
| **Loss from operations before income taxes** | (359,604) | (5,582) |
| Provision for income taxes | 800 | - |
| **Net Loss** | $ (360,404) | $ (5,582) |
| Net loss per share | | |
| Basic and Diluted: | $ (0.077) | $ (0.001) |

Weighted average number of shares used in computing basic and diluted net loss per share:

| | | |
|---|---|---|
| Basic | 4,500,000 | 4,500,000 |
| Diluted | 4,500,000 | 4,500,000 |

See accompanying independent accountants' review report and notes to the financial statements

**AnJeDa Fitness, Inc.**
**Statements of Stockholders' Equity**
**For the Year Ended December 31, 2016 and the Period From November 3, 2015 (Inception) to December 31, 2015**
**(Unaudited)**

| | Number of Shares Outstanding | Common Stock | Additional Paid-in Capital | Subscriptions Receivable | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Inception** | - | $ - | $ - | $ - | $ - | $ - |
| Sale of common stock | 4,500,000 | 450 | - | (450) | - | - |
| Warrants issued for services to be provided | - | - | 40,000 | - | - | 40,000 |
| Net loss December 31, 2015 | - | - | - | - | (5,582) | (5,582) |
| **Balance at December 31, 2015** | 4,500,000 | 450 | 40,000 | (450) | (5,582) | 34,418 |
| Warrants issued for services to be provided | - | - | 645,000 | - | - | 645,000 |
| Deemed dividend | - | - | - | - | (47,689) | (47,689) |
| Net loss for the year ended December 31, 2016 | - | - | - | - | (360,404) | (360,404) |
| **Balance at December 31, 2016** | 4,500,000 | $ 450 | $ 685,000 | $ (450) | $ (413,675) | $ 271,325 |

See accompanying independent accountants' review report and notes to the financial statements

# AnJeDa Fitness, Inc.
## Statements of Cash Flows
### (Unaudited)

| | For the Year Ended December 31, 2015 | November 3, 2015 (Inception) to December 31, 2015 |
|---|---:|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss for the period | $ (360,404) | $ (5,582) |
| Adjustments to reconcile net loss to | | |
| net cash used in operating activities | | |
| Depreciation expense | 159 | |
| Warrant expense | 233,333 | - |
| Expenses paid by acquired entity | 4,086 | - |
| Changes in assets and liabilities: | | |
| Inventory | (7,712) | - |
| Other assets | (4,070) | (15,000) |
| Accounts payable and accrued expenses | 17,276 | 1,824 |
| **Net cash used in operating activities** | (117,332) | (18,758) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash acquired from acquisition | 5,429 | - |
| **Net cash provided by investing activities** | 5,429 | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Loan from stockholder | - | 3,758 |
| Proceeds from issuance of convertible notes | 42,500 | 101,000 |
| **Net cash provided by financing activities** | 42,500 | 104,758 |
| NET (DECREASE) INCREASE IN CASH | (69,403) | 86,000 |
| CASH AT THE BEGINNING OF THE PERIOD | 86,000 | - |
| CASH AT THE END OF THE PERIOD | $ 16,597 | $ 86,000 |

**Supplemental disclosure of cashflow information:**

| | | |
|---|---:|---:|
| Interest payments | $ 11,441 | $ - |
| Income taxes paid | $ 800 | $ - |
| **Non- cash investing and financing activities:** | | |
| Issuance of warrants | $ 645,000 | $ 40,000 |
| Deemed dividend | $ 47,689 | $ - |

See accompanying independent accountants' review report and notes to the financial statements

# AnJeDa Fitness, Inc.
## NOTES TO UNAUDITED FINANCIAL STATEMENTS

### Note A –Organization

AnJeDa Fitness, Inc. ('the Company) was formed on November 3, 2015 in Delaware. The Company does business as its trademarked name, From Fat to Finish Line. From Fat to Finish Line is a fitness community and resource hub for runners who have, or would like to use, running as a tool for weight loss. The company provides training plans and accompanying support through various delivery means both digitally and in person.

### Transfer of Assets and Liabilities

On December 31, 2016, the managing members of From Fat to Finish Line, LLC (the "LLC") who are also officers and shareholders of the Company agreed to transfer the assets and liabilities to AnJeDa. The Company recognized the assets and liabilities at their historical carrying amounts as of December 31, 2016. The difference in the total assets and liabilities received offset an equity distribution.

| Description | | Amount |
|---|---|---|
| Cash | $ | 5,429 |
| Fixed assets, net | | 4,512 |
| Intangible assets, net | | 55,300 |
| Loans payable to related parties | | (105,974) |
| Payable to AnJeDa | | (7,156) |
| Deemed dividend | $ | (47,889) |

### Going Concern

The Company relies heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, and its ability to identify future investment opportunities and obtain the necessary debt or equity financing, and generating profitable operations from the Company's future operations. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

### Note B – Summary of Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ significantly from those estimates. The estimates underlying the Company's financial statements relate to, among other things, the accrued expenses and the valuation of long-lived assets.

### Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. They are carried at cost, plus accrued interest, which approximates fair value due to the short-term nature of those instruments.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of December 31, 2016, inventory only consisted of finished goods.

Fixed Assets

Fixed assets are carried at cost. Depreciation on fixed assets is provided principally on the straight line method. Estimated useful lives range from 3 to 5 years. Expenditures for major renewals and betterments which extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

The components of fixed assets consist of the following as of December 31, 2016. There were no fixed assets as of December 31, 2015.

|  | 12/31/16 |
| --- | --- |
| Computer equipment and software............................................... | $ 5,724 |
| Less: accumulated depreciation and amortization.................. | (1,371) |
|  | $ 4,353 |

Fixed assets were acquired from the LLC on December 31, 2016. Depreciation expense for 2016 was $159.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by FASB also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, Income Taxes, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Advertising Costs

The Company uses only non-direct response advertising. All advertising costs are charged to expense as incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is generally recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Costs of Revenue

Costs of revenue include payroll and payroll taxes, commissions, supplies and costs of inventory sold during the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the Company's financial condition and the results of its operations.

Contingencies

Loss contingencies, including litigation related contingencies, are included in the Statements of Operations when the Company concludes that a loss is both probable and reasonably estimable. Legal fees related to litigation related matters are expensed as incurred and included in the Statement of Operations under the General and administrative line item. No amount for loss was recorded for the year ended December 31, 2016 and the period from November 3, 2015 (inception) to December 31, 2015.

Earnings per Share

Basic earnings per share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the fiscal period. Diluted earnings per share are based on the weighted average number of common shares outstanding plus, where applicable, the additional common shares that would have been outstanding related to dilutive share-based awards using the treasury stock method. Dilutive potential common shares include outstanding stock options and unvested restricted stock awards. There were no such outstanding stock options or unvested restricted stock awards as of December 31, 2016 and December 31, 2015.

Intangible Assets

The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets primarily consist of mobile application. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years.

## Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The assessment of possible impairment is based upon the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows, using a discount rate commensurate with the risks involved and based on assumptions representative of market participants. As of December 31, 2016, there were no impairment losses of long-lived assets. There were no long-lived assets or intangible assets as of December 31, 2015.

## Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2016 and December 31, 2015, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

## Recently Issued Accounting Pronouncements

The Company has considered recent accounting pronouncements and believes these recent pronouncements will not have a material effect on the Company's financial statements.

## Note C – Intangible Assets

Intangible assets consist of the following as of December 31, 2016. There were no intangible assets as of December 31, 2015.

|  | 12/31/16 |
|---|---|
| Application development | $ 55,300 |
| Website development | 200 |
| Total | $ 55,500 |

## Note D – Loans From Stockholders

The Company acquired the loans payable from the LLC controlled by the owners of the Company. These funds were used for their mobile application development. The balance does not bear interest and has no set repayment terms.

The amounts outstanding were $105,974 and $3,758 as of December 31, 2016 and December 31, 2015, respectively.

## Note E –Convertible Notes

As of December 31, 2016 and December 31, 2015, the Company had the following convertible notes payable:

| Description | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Convertible note from shareholder, matures 36 months from November 1, 2015 with interest at 8.25 per annum. | $ 18,500 | $ 1,000 |
| Convertible note from shareholder, matures 36 months from December 1, 2015 with interest at 8.25 per annum. | 100,000 | 100,000 |
| Convertible note from shareholder, matures 36 months from November 1, 2016 with interest at 8.25 per annum. | 25,000 | - |
| Total | $ 143,500 | $ 101,000 |
| Total Current Portion | $ - | $ - |
| Total Non-Current Portion | $ 143,500 | $ 101,000 |

Interest expense on the convertible notes payable was $11,071 and $0 for the year ended December 31, 2016 and the period from November 3, 2015 (inception) to December 31, 2015, respectively.

## Note F –Common Stock

In November 2015, the Company issued 4.5 million of its common shares to three individuals for $450.

## Note G –Commitments

In September 2016, the company lease its office space for $500 per month, the lease was a month to month. In December 2016, the company moved to a bigger office at which time the lease cost became $2,280 per month. As of December 31, 2016, total rent expense was $2,925.

## Note H –Warrants

From December 1, 2015 to March 1, 2016, the Company issued 1,665,000 common stock warrants in exchange for services to be provided. The Warrants had vesting periods of up to 36 months. The fair market value of the warrants recorded was $685,000. As of December 31, 2016, $214,167 had been earned and expensed. Each warrant entitles the holder to purchase from the Company shares of the capital stock issued to investors in the Company's next equity financing ranging in proceeds from $100,000 to $1,000,000 or more, or shares of the Company's Class A Common Stock.

The Company accounts for common stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Common stock warrants are accounted for as derivative liabilities if the stock warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of common stock are at a lower price per share than the then-current warrant exercise price. The warrants issued were accounted as an equity instrument.

As of December 31, 2016, outstanding stock warrants consisted of the following:

| | Number of Warrants | Weighted Average Exercise Price | | Weighted Average Remaining Contractual Term in Years |
|---|---|---|---|---|
| Balance outstanding, December 31, 2015 | 60,000 | $ | - | 2.00 |
| Granted | 1,605,000 | | - | 2.01 |
| Exercised | - | | - | - |
| Forfeited/expired | - | | - | - |
| Balance outstanding, December 31, 2016 | 1,665,000 | $ | - | 1.90 |
| Exercisable, December 31, 2016 | 686,250 | $ | - | 1.62 |

## Note I – Subsequent Events

Management has evaluated events subsequent through April 26, 2017 for transactions and other events that may require adjustment of and/or disclosure in such financial statements.

On January 16, 2017, Management launched a Title III, Regulation CF equity crowdfunding campaign on the StartEngine crowdfunding platform. As of April 26, 2017 the company has raised $70,042. The campaign is scheduled to close on July 16, 2017.

End of 2016 Financial Review